Exhibit 99.6
FORM OF BENEFICIAL OWNER ELECTION FORM
DRYSHIPS INC.
The undersigned acknowledge(s) receipt of your letter and the enclosed materials referred to therein relating to the rights offering (the "Rights Offering") by DryShips Inc. (the "Company") of non-transferable subscription rights (the "Rights") to purchase shares of common stock, par value $0.01 per share ("Common Stock"), of the Company.
This will instruct you whether to exercise the Rights to purchase shares of Common Stock distributed with respect to the shares of Common Stock held by you for the account of the undersigned, pursuant to the terms and subject to the conditions set forth in the prospectus supplement relating to the Rights Offering dated August 31, 2017 (the "Prospectus Supplement") and the related "Instructions as to Use of DryShips Inc. Rights Certificates."
I (we) hereby instruct you as follows:
(CHECK THE APPLICABLE BOXES AND PROVIDE ALL REQUIRED INFORMATION)
Box 1.	☐	Please DO NOT EXERCISE RIGHTS for shares of Common Stock.
Box 2.	☐	Please EXERCISE RIGHTS for shares of Common Stock as set forth below:

	Number of Shares of Common Stock Subscribed For		Subscription Price per Share of Common Stock		Payment

Basic Subscription Right		x	$2.75	=	$_____________
Oversubscription Privilege		x	$2.75	=	$_____________
Total Payment Required					$_____________

Box 3.	☐	Payment in the following amount is enclosed: $____________
Box 4.	☐	Please deduct payment of $________ from the following account maintained by you as follows:

Type of Account:

Account No.:
(The total of Box 3 and Box 4 must equal the Total Payment specified above.)
I (we) on my (our) own behalf, or on behalf of any person(s) on whose behalf, or under whose directions, I am (we are) signing this form:
•	irrevocably elect to purchase the number of shares of Common Stock indicated above upon the terms and conditions specified in the Prospectus Supplement; and
•	agree that if I (we) fail to pay for the shares of Common Stock I (we) have elected to purchase, you may exercise any remedies available to you under law.
Name of beneficial owner(s):
Signature of beneficial owner(s):

If you are signing in your capacity as a trustee, executor, administrator, guardian, attorney-in-fact, agent, officer of a corporation or another acting in a fiduciary or representative capacity, please provide the following information:

Name:
Capacity:
Address (including Zip Code):
Telephone Number: